SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(l)
of the Securities Exchange Act of 1934

AULT ALLIANCE, INC.

______________________

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock

______________________

(Title of Class of Securities)

09175M101

______________________

(CUSIP Numbers of Class of Securities)

Henry Nisser

President & General Counsel

Ault Alliance, Inc.

11411 Southern Highlands Pkwy #240

Las Vegas, NV 89141

(949) 444-5464

______________________

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Kenneth A. Schlesinger, Esq.

Spencer G. Feldman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, including this Amendment No. 4, the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2023, by Ault Alliance, Inc., a Delaware corporation (“Ault” or the “Company”). This Amendment No. 4 is a filing to (i) change the exchange ratio to 50 shares of the Company’s Class A Common Stock, par value $0.001 per share (the “Common Stock”), for one share of the Company’s 10.00% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred Stock”) from 200 shares of Common Stock for three shares of Series H Preferred Stock, (ii) increase the size of the offering to $66,666,667 from $50,000,000 and (iii) reduce the minimum share closing condition to 100,000,000 shares of Common Stock from 150,000,000 shares of Common Stock, in each case upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Exchange, dated May 4, 2023 (the “Offer to Exchange”) and the related offer materials (as amended and supplemented from time to time, the “Offer Documents”), specifically through the filing of the Second Amended and Restated Offer to Exchange, the Amended and Restated Letter of Transmittal and the Amended and Restated Notice of Guaranteed Delivery. You should read this Amendment No. 4 together with the Schedule TO, the Offer to Exchange and the Offer Documents.

Items 1 through 11.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13(e)(4) under the Exchange Act.

The information set forth in the Offer to Exchange, and in the related Offering Documents, copies of which are attached hereto as Exhibits, are hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except those items as to which information is specifically provided herein.

Item 10. Financial Statements.

(a)	Financial Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed by the Company with the SEC on April 17, 2023).

(b)	Pro Forma Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed by the Company with the SEC on April 17, 2023).

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(B)	Letter of Transmittal for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(C)	Notice of Guaranteed Delivery for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(D)	Letter to Broker for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(E)	Letter to Client for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(F)	Form of Certificate of Designations, Preferences, Rights and Limitations of Series H Cumulative Redeemable Perpetual Preferred Stock (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(1)(G)	Amended and Restated Offer to Exchange, dated April 20, 2023 (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(1)(H)*	Second Amended and Restated Offer to Exchange, dated May 4, 2023

(a)(1)(I)*	Amended and Restated Letter of Transmittal for Offer

(a)(1)(J)*	Amended and Restated Notice of Guaranteed Delivery for Offer

(a)(1)(K)*	Amended and Restated Letter to Broker for Offer

(a)(1)(L)*	Amended and Restated Letter to Client for Offer

(a)(5)(A)	Press Release issued by the Company, dated March 20, 2023 (incorporated herein by reference to the Company's Schedule TO-C filed on March 20, 2023)

(a)(5)(B)	Press Release issued by the Company, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(5)(C)	Press Release issued by the Company, dated April 20, 2023 (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(5)(D)	Press Release regarding extension of the Offer issued by the Company, dated May 1, 2023 (incorporated herein by reference from the Amendment No. 2 to the Schedule TO, filed on May 1, 2023)

(a)(5)(E)	Press Release issued by the Company, dated May 3, 2023 (incorporated herein by reference from the Amendment No. 3 to the Schedule TO, filed on May 3, 2023)

(a)(6)(A)	Ault Alliance Webpage (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

107	Filing Fee Table (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ault Alliance, Inc.

By:	/s/ Henry Nisser
	Name:	Henry Nisser
	Title:	President and General Counsel

Date: May 4, 2023

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(B)	Letter of Transmittal for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(C)	Notice of Guaranteed Delivery for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(D)	Letter to Broker for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(E)	Letter to Client for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(F)	Form of Certificate of Designations, Preferences, Rights and Limitations of Series H Cumulative Redeemable Perpetual Preferred Stock (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(1)(G)	Amended and Restated Offer to Exchange, dated April 20, 2023 (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(1)(H)*	Second Amended and Restated Offer to Exchange, dated May 4, 2023

(a)(1)(I)*	Amended and Restated Letter of Transmittal for Offer

(a)(1)(J)*	Amended and Restated Notice of Guaranteed Delivery for Offer

(a)(1)(K)*	Amended and Restated Letter to Broker for Offer

(a)(1)(L)*	Amended and Restated Letter to Client for Offer

(a)(5)(A)	Press Release issued by the Company, dated March 20, 2023 (incorporated herein by reference to the Company's Schedule TO-C filed on March 20, 2023)

(a)(5)(B)	Press Release issued by the Company, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(5)(C)	Press Release issued by the Company, dated April 20, 2023 (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(5)(D)	Press Release regarding extension of the Offer issued by the Company, dated May 1, 2023 (incorporated herein by reference from the Amendment No. 2 to the Schedule TO, filed on May 1, 2023)

(a)(5)(E)	Press Release issued by the Company, dated May 3, 2023 (incorporated herein by reference from the Amendment No. 3 to the Schedule TO, filed on May 3, 2023)

(a)(6)(A)	Ault Alliance Webpage (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

107	Filing Fee Table (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

*	Filed herewith.

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